EXHIBIT 10.1

March 15, 2016

Tim Halfmann

DELIVERED ELECTRONICALLY

RE: Your Transition and Separation from Employment with Insignia Systems, Inc.

Dear Tim:

This Transition and Separation Letter Agreement (“Separation Letter”) confirms your voluntary resignation from employment with Insignia Systems, Inc. (“Insignia”) effective April 30, 2016 (the “Anticipated Separation Date”), subject to the terms and conditions identified in this Separation Letter.  Details concerning your continued employment from today through the Anticipated Separation Date (the “Transition Term”), and your separation from Insignia, are outlined below.  Each capitalized term used in this Separation Letter and not defined herein has the meaning given to such term in the Agreement made by and between you and Insignia effective as of April 28, 2014 (the “Employment Agreement”).

Insignia has agreed to continue to employ you through the Anticipated Separation Date, subject to the following terms and conditions:

Employment Agreement.  Insignia will continue to employ you through the Anticipated Separation Date pursuant to the terms and conditions set forth in the Employment Agreement; subject to the following modifications:

(1) Insignia will not terminate your employment before the Anticipated Separation Date for any reason other than Cause;

(2) the Change in Control Severance Agreement is hereby immediately terminated in its entirety and of no further force or effect;

(3) Section 2.1, clause (ii) of Section 8.1 and Section 8.5 of the Employment Agreement are all hereby immediately deleted in their entirety;

(4) the restrictions identified in Section 8.2 of the Employment Agreement will remain in effect for the period from the date of this Separation Letter through the eighteen-month anniversary of the Anticipated Separation Date (the “Restricted Period”); provided that Section 8.2 is hereby immediately amended such that the placing of public job advertisements or the activities of third-party recruiting consultants who have not been directed to contact any Insignia employees, and the hiring of such employees will not violate the other prohibitions of Section 8.2 so long as the prohibition against directly or indirectly soliciting Insignia employees during the Restricted Period (as modified herein) is not violated by you; and

(5) Insignia acknowledges that Sections 8.1, 8.3 and 8.4 of the Employment Agreement do not prohibit TLM Holdings LLC (“TLMH”), or you, on TLMH’s behalf, from (i) approaching, soliciting and entering into agreements with Insignia’s customers to purchase or use the Product (as such term is defined in that certain Distribution Agreement between Insignia and TLMH of even date herewith (the “Distribution Agreement”)) or (ii) entering into a partnership or similar arrangement with a third party regarding the Product where such third party may combine the Product with advertising programs targeted at Insignia’s customers, so long as, in each case described in clause (i) or (ii), TLMH complies with the terms of the Distribution Agreement as then in effect.

You acknowledge and agree that, because Section 2.1 of the Employment Agreement is being deleted in its entirety and because you are voluntarily resigning from employment with Insignia, you are not entitled to receive, and will not become entitled to receive, any amounts under Section 2.1 of the Employment Agreement.

Compliance with Employment Agreement. By countersigning this Separation Letter you represent that you have fully complied with all of your obligations under Sections 1, 5, 6 and 8 of the Employment Agreement.  You must continue comply with all of your obligations under Sections 1, 5, 6 and 8 of the Employment Agreement throughout the Transition Term.

Non-Disparagement. During the Transition Term you must not defame or disparage the reputation, character, image, products, or services of Insignia or any of its affiliates, or the reputation or character of any of Insignia’s or its affiliates’ current or former employees, officers, or directors.  Nothing in this provision is intended to, and this provision does not, prevent you from giving truthful testimony to any law enforcement officer, in response to any subpoena, in any court or administrative proceeding, or as part of a government investigation.  The Company agrees to direct its Board of Directors and its senior management employees not to defame or disparage the reputation, character, image, products, or services of you or TLMH during the Transition Term.  The Company further agrees that it will not knowingly encourage or permit its Board of Directors or any of its senior management employees to defame or disparage the reputation, character, image, products, or services of you or TLMH during the Transition Term.

Return of Insignia Property.  You must return all property in compliance with your obligations under Section 7 of the Employment Agreement.

Separation Payment and Other Consideration

If: (1) you countersign this Separation Letter, (2) Insignia does not terminate your employment for Cause before the Anticipated Separation Date, (3) Insignia determines that you satisfy all of your obligations identified in this Separation Letter during the Transition Term, and (4) you sign and do not revoke the enclosed Confidential Separation Agreement and Release (the “Separation Agreement”) after the end of the Transition Term, then you will receive the consideration identified in the Separation Agreement (which includes a $7,000.00 payment, less applicable taxes and other withholdings, and mutual release provided by Insignia)

Additional Information

Insurance coverage.  If you participate in our insurance plans, Insignia will continue to provide your medical, dental, life insurance coverage through your last day of employment with Insignia, at your normal employee cost. After your last day of employment with Insignia, you will be eligible for COBRA coverage, subject to your adherence to the requirements for maintaining COBRA coverage, for up to 18 months.  You will be responsible for the entire cost of COBRA, subject to your eligibility for COBRA coverage.  Details of COBRA continuation coverage and forms will be mailed to you from Insignia’s COBRA administrator, Corporate Health Systems, Inc. (CHS).

Employee Stock Purchase Plan (ESPP).  If you are a participant in the ESPP, all amounts that you have contributed to the ESPP through that date, will be refunded to you, plus interest.

Stock options. If you have been granted options to purchase shares of Insignia’s stock, you will receive separate written information about the effect of your separation from Insignia on any outstanding options.

401(k) Plan. If you are a participant in the 401(k) plan, Insignia will provide written information pertaining to the plan and your account in a separate packet.

Reimbursable expenses. In the event that you have incurred business expenses reimbursable under Insignia’s expense policy that have not yet been reimbursed, please submit a complete expense report along with any required receipts through Concur on or before your last day of employment with Insignia.

* * *

If you have any questions about the information in or related to this Separation Letter, including any questions concerning the enclosed Separation Agreement, then please direct your inquiries to me at (763) 392-6309 or john.gonsior@insigniasystems.com.

We thank you for your service to Insignia and wish you the best of luck in your future endeavors.

Sincerely,

/s/ John Gonsior

John Gonsior
President and Chief Financial Officer

Enclosure:	Confidential Separation Agreement and Release

Acknowledgment and Agreement

By signing below, I voluntarily acknowledge and agree to the terms and conditions of my continued employment with Insignia Systems, Inc., and voluntarily agree to my resignation from employment with Insignia Systems, Inc. effective April 30, 2016, in each case according to the terms included in this Separation Letter.

By:	/s/ Tim Halfmann	Dated: March 15, 2016
Tim Halfmann